GMS CAPITAL CORP

GMS Capital Corp
3456 Melrose Ave.
Montreal, QC H4A2S1 CANADA
(514) 287-0103
Fax: (514) 938-6066

December 1, 2009

VIA EDGAR
Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Room 4561
Washington, D.C. 20549

File No. 333-162201

Re: GMS Capital Corp. Response to SEC comment letter dated October 28, 2009

Dear Ms. Jacobs,

We have reviewed your letter regarding our S-1, 10-K and 10-Q concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

General

1.
While we have organized our comments below under either your Form S-1 registration statement file on September 29, 2009, your Form 10-K filed on March 18, 2009, or your Form 10-Q filed on August 18, 2009, please consider the applicability of your comments to all your filings and update, revise or address accordingly to ensure consistency throughout your filings.

Response

We have noted your comment and will update, revise or address accordingly on all filings, including subsequent 10-Q, 10-K and S-1/A filings.

Form S-1

Cover page

2.
We note that the box on the cover page is not checked, indicating whether these securities are being offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933.  See Rule 415(a)(1)(ix).  Please revise or advise accordingly.

GMS Capital Corp.

Corporate and Legal Affairs	Correspondence
1224 Washington Ave	PO Box 274, STN NDG
Miami Beach, FL 33139	Montreal, Quebec H4A 3P6
USA	Canada
Tel: (514) 287-0103   Fax : (514) 938-6066  E-Mail: info@managethepipe.com

Response

We have noted your comment and will update to indicate that these securities are being offered on a continuous basis.

Calculation of Registration Fee, page 2

3.
You state that if the minimum proceeds from the sale of the shares are not received within 365 days from the date of the effectiveness of this prospectus, all escrowed funds will be promptly returned to the subscribers.  However, we note that in Exhibit 10.5, GMS Capital Corp., Emas Escrow Agreement, the Agreement states on page one that if the minimum offering is not completed within 180 days from the effective date, funds will be returned to subscribers.  Please clarify this discrepancy and revise accordingly.  If the escrow agreement has been amended, please file this amendment as an exhibit to your registration statement.

Response

We have noted your comment and have amended the escrow agreement to reflect consistency.  The new escrow agreement, GMS Capital Corp – Poliquin Escrow Agreement correctly provides for 365 days.

Before Investing, You Should Carefully Read This Prospectus.., page 3

4.
You state that this is your initial public offering and that no public market currently exists for your shares.  Please clarify in your filing that you attempted a prior similar offering as evidenced by your Form S-1 filed on June 18, 2008, that you subsequently withdrew after effectiveness.  We note that since the minimum offering was not sold, as per the conditions outlined in the prospectus, the offering expired.  Consider discussing any changes in your current operations that may make this current offering successful or different from the prior attempt.  Similarly, include appropriate risk factor disclosure, alerting investors to the prior attempt and the possibility that this current offering may not be completed.

Response

We have noted your comment and have provided the following disclosure regarding the prior offering on page 3:

The Company attempted a similar offering on form S-1 which went effective on November 19, 2008, however, the offer was later withdrawn by the Company on September 22, 2009 as the Company was unable to raise the minimum offering within the prescribed time limit of 180 days.  The Company sites a difficult financial market for new initial public offerings from the end of 2008 to the beginning of 2009 as the main reason why the minimum offering was not achieved.  The Company has re-filed its offering within this current prospectus as it has sited certain tendencies for markets to react more positively to initial public offerings of smaller filers.  Likewise, the Company has extended its offering period from 180 to 365 days in order to ensure that adequate time exists for management to sell the minimum offering.  The Company has also reduced its minimum offering to $50,000 from $100,000 in order to increase the probability of the minimum offering being achieved.

We have likewise added the following risk factor disclosure (risk factor 27):

27.  We have attempted a similar offering in the recent past, and the Company was not successful in raising the minimum offering

On November 19, 2008, the Company received their prospectus effectiveness on a similar offering, however the Company was unable to sell the minimum offering within the offering period and hence the prospectus was withdrawn.  Based on this experience, it is possible that this current offering may not achieve its minimum requirements either, which will further delay the Company’s capital raising requirements.  A further delay in raising capital may cause the Company, based on its history of negative earnings, to be unable to continue as a going concern.  While new investors that may be involved in the current offering will have their funds returned from the Escrow Agent, current investors could lose their entire investment.

Business Overview, page 6

General

5.
In your business summary section please provide an up-front discussion of your current liquidity position so that investors better understand your financial condition.  Include in your discussion that you have a going concern qualification.

Response

We have noted your comment and have provided the following disclosure regarding the Company’s going concern qualification:

The Company has incurred a net loss of ($21,121) and ($31,184) for the nine months ended September 30, 2009 and 2008 and has an accumulated deficit of ($475,986) as of September 30, 2009.  The Company’s limited customer base exposes them to significant risk of future revenues.  As a result, the Company’s auditors have raised significant doubt that the Company can continue as a going concern unless it is capable of raising sufficient capital in order to sustain its operations.  The Company has sought to raise capital through its initial public offering of its shares via this offering.  There can be no guarantee that the Company will succeed in raising the sufficient capital via this current offering.

6.
You state on page 6 and elsewhere throughout your filings that you sell software to suppliers of “Big-Box” retailers, such as Wal-Mart, JC Penney and Target.  Please clarify whether your suppliers are indeed supplying your products to these retailers, or if not, delete such references.

Response

We have noted your comment and have deleted such references.  We confirm that we sell our software to suppliers of “Big-Box” retailers who utilize our software in order to better manage their inventory of the supplier’s goods for sale within the Big-Box retail stores.  Our disclosure now reads:

GMS Capital Corp. ("The Company" or "GMS") is a software sales and development company providing retail inventory management software for use by suppliers to “Big-Box” retailers.  Inventory management software permits suppliers to develop sales forecasts based on the sales of their products on retail store shelves.  “Big-Box” retailers are large, warehouse-style stores where public consumers go to purchase their everyday products, such as clothing, sporting goods and home renovation products.   We sell our software and professional services in Canada and the US.

About Us, page 6

7.
We note that you disclose your Internet website address as www.ManagethePipe.com, however this Internet website address does not contain any information about your company.  Please describe the purpose of this Internet website or make clear to investors that the information about your company is not accessible on-line.

Response

We have noted your comment and have eliminated any references to our currently inactive internet website address www.managethepipe.com.  The disclosure now reads:

Our principal executive offices are located at 3456 Melrose Ave., Montreal, Quebec H4A2S1 Canada. The telephone number of our principal executive office is (514) 287-0103. The Company does not currently have an active Internet website ..

8.
Your risk factor section should be a discussion of the most significant factors that make your offering speculative or risky.  You should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering.  We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you.  Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors.  See Item 503(c) of Regulation S-K.  As examples, please consider the following risk factors:

•	“Decreasing market prices for our products and services due to increasing competition may cause us to lower our prices to remain competitive, which could delay or prevent our future profitability.”
•	“Future new technologies could render our company less competitive than the industry standard, resulting in lower profitability due to decreased sales.”
•	“Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability”

Response

We have noted your comment and have updated each risk factor with specific information regarding their investment in the Company.

9.
Please consider providing risk disclosure regarding using your counsel as your escrow agent rather than a third-party agent.  Advise whether potential creditors of your attorney will be able to access escrowed funds.

Response

We have noted your comment and note that this comment is no longer valid, as we have executed a new escrow agreement with Gilles Poliquin, Attorney, which can be found filed as exhibit 10.5

Internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness…, page 14.

10.
You state that you have never performed the system and process evaluation and testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404, yet in your Form 10-K filed on March 18, 2009, you stated on page 23 that you carried out an evaluation, under the supervision and with the participation of your management regarding the effectiveness of your disclosure controls and procedures, and found them to be effective.  Please reconcile these seemingly conflicting statements.

Response

We have noted your comment and have updated our filing on Form 10-K/A, and 10-Q/A to consistently indicate that we have not performed the system and process evaluation and testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404.

Risks Related to our Common Stock, page 15

11.	Since you are a penny stock, please add a risk factor to disclose this fact and discuss the limitations associated with being a penny stock. Refer to Exchange Act Rules 15g-1 through 15g-9.

Response

We have noted your comment and have added the appropriate penny stock risk factor.

Plan of Distribution, page 16

12.
You state that you plan to have your officers sell the common shares on a self-underwritten basis.  We understand that you only have one officer- Mr. Metrakos.  Please advise.  Consider whether any additional disclosure is required.  Please identify the names of the selling officers.  Also, disclose those states which you plan to register or seek an exemption in.

Response

We have noted your comment and have updated our Plan of Distribution disclosure on page 16 to read the following:

Plan of Distribution

Currently we plan to have our sole officer, Mr. George Metrakos, sell the common shares on a self-underwritten basis. He will receive no discounts or commissions. He will deliver prospectuses to these individuals and to others who they believe might have interest in purchasing all or a part of this offering.  We do not plan to seek exemption from registration in any states.

We also may retain licensed broker/dealers to assist us in the offer and sell of the shares of our common stock in the future, if we deem such to be in our best interest. At this time we do not have any commitments, agreements or understandings with any broker/dealers. The maximum underwriting discounts and commissions we are willing to pay to engage broker/dealers is 10%. In the event we retain any broker/dealers to assist in the offer and sell of shares of our common stock we will update this prospectus accordingly.

In order to buy shares of our common stock you must complete and execute the subscription agreement and return it to us at 3456 Melrose Ave, Montreal, Quebec, H4A2S1 Canada. Payment of the purchase price must be made by check payable to the order of "GMS Capital.Corp." The check may be delivered directly to abovementioned address.

13.
Further, on page 17, you state that officers, directors, employees and affiliates may purchase shares offered under this prospectus, yet on page 19 under the Use of Proceeds section, you state that no officer or director of the company will be purchasing shares in this offering.  Please clarify whether officers, directors, employees and affiliates will be allowed to participate in this offering and purchase the requisite number of shares required to meet the minimum shares sold during this offering.

Response

We have noted your comment and have updated our disclosure on page 19 to reflect that Officers, directors, employees and affiliates may purchase shares offered under this prospectus.  The disclosure now reads:

The following table demonstrates the use of proceeds based on the projected funds raised from this offering. Different values are provided in the event that the maximum amounts are not raised as a part of this offering.

Where you can get additional information, page 18

14.	You direct investors to obtain information about your company by visiting the Securities and Exchange Commission’s website and searching for Vsurance Inc. Please revise accordingly.

Response

We have noted your comment and have updated the disclosure to read:

Our Registration Statement on Form S-1 with respect to the Securities offered by this prospectus, which is a part of the Registration Statement as well as our periodic reports may be inspected at the public reference facilities of the U.S. securities and Exchange Commission, Judiciary Plaza, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or from the Commission's internet website, www.sec.gov and searching the EDGAR database for GMS Capital Corp.

Dilution

Effect of Offering on Net Tangible Book Value per Share, page 23

15.	Please clarify how you will deduct $10,000 to be applied for underwriting discounts and commissions of this offering, when this is a self-underwritten offering.

Response

We have noted your comment and have updated the disclosure to read:

Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the aggregate number of shares of our common stock outstanding. After giving effect to the sale of the 4,000,000 shares of our common stock in this offering, with $10,000 printing, accounting, legal and courier costs associated with this prospectus.

Liquidity and Capital Resources, page 28

16.
You state in your filing that your current level of gross margin is not adequate to cover all the operating expenses for the business, if operating at current levels.  You also state that the company has enough cash available to meet working capital requirements for the next three months.  Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses.  If you have no such plan, please state so. Please provide appropriate risk factor disclosure regarding your liquidity position.

Response

The Company has been a voluntary public reporting company since it commenced its first S-1 filing in June 2008.  Therefore, cost analysis already provided in this section includes all costs associated with being a publicly reporting company.

However, due to the increased costs of Sarbanes-Oxley Compliance going forward, we have likewise added the following risk factor:

We will incur increased costs as a result of being a public company, which could affect our profitability and operating results.

The Sarbanes-Oxley Act of 2002 and the new rules subsequently implemented by the Securities and Exchange Commissions, the Nasdaq National Market and the Public Company Accounting Oversight Board have imposed various new requirements on public companies, including requiring changes in corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We expect to spend between $50,000 to $100,000 in legal and accounting expenses annually to comply with Sarbanes-Oxley. These costs could affect profitability and our results of operations.

Business

Customers, page 36

17.
You state that you are currently dependent on your customer, Cryopak Industries, for the majority of your software subscription-based service revenues.  Please clarify how material Cryopak Indistries is to your company.  Further, ensure that you include a description of the material terms of any such material contracts with Cryopak Industries; advise what consideration was given to filing any such exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response

We have noted your comment and have updated our disclosure to properly reflect the current situation regarding customers at the Company.  Cryopak Industries is no longer a customer.  The disclosure has been amended to the following:

We are currently dependent on our current customer NTD Apparel, which currently represents 100% of our Maintenance, Subscription and Professional Services revenues.  We have yet to formalize our agreements with them with the signature of our Services Agreement.

Priorities, page 39

18.
You disclose the address of your executive offices, located in Miami Beach, Florida, as the same address as your counsel.  Please advise.  We also note that the report of the auditor is direct to “Board of Directors, GMS Capital Corp., Montreal, Canada.”

Response

We have noted your comment and have updated our disclosure to include our Principal offices:

Principal Office

The Company's executive offices are currently located at 3456 Melrose Ave, Montreal, Quebec H4A2S1 Canada.

Likewise, this location disclosure has been updated throughout the document, including on the front page of the prospectus.

Employees, page 38

19.	Please state how many full-time employees you employ. See Item 101(h)(4)(xii) of Regulation S-K.

Response

We have noted your comment and have updated our disclosure to read:

 Employees

The company does not have any full-time employees and has three part time employees.

George Metrakos, Chairman of the Board, CEO, CFO and President, page 40

20.
We note that Mr. Metrakos is also the President, CEO, CFO and Chairman of Teliphone Corp., a public telecommunications company located in Montreal, Canada.  Please disclose the extent of Mr. Metrakos’ activity with Teliphone Corp., including the time he devotes to that business.  Also, we note that on page 42, you state that Mr. Metrakos is the sole director and sole officer of Metratech Business Solutions, Inc.  Please describe the time Mr. Metrakos devotes to that business, as well.

Response

We have noted your comment and have added the following disclosure to both the S-1/A and 10-K/A:

Mr. Metrakos’ full-time employment is with Teliphone Corp., where he spends an estimated 40-50 hours weekly operating.  Mr. Metrakos is part-time with GMS and oversees the activities of two part-time employees during the process of delivery of services to customers, as well as overseeing and working on the process of SEC-required public filings and financial statement production.  Mr. Metrakos also acts as President of Metratech Business Solutions Inc., a holding company that he owns.  There are no daily activities in this company other than quarterly and yearly review of its financial statements for taxation purposes.

Employment Agreements, page 41.

21.
You state that Mr. Metrakos is currently compensated $25,000 annually, yet in the Form 10-K you state that he is compensated $20,000 annually.  Please advise.  Please disclose whether you have an employment agreement with Mr. Metrakos.

Response

We have noted your comment and have updated our disclosure to eliminate the discrepancy between the 10-K and S-1.  The updated disclosure reads:

George Metrakos, Chairman, CEO, CFO, Principal Accounting Officer and President:  George Metrakos is currently compensated $20,000 annually.  The actual amount paid is dependent on the available cash resources in the company, and hence the full salary is not paid unless the cash exists to pay it.  The Company does not have an employment agreement with Mr. Metrakos.

Certain Relationships and Related Transactions, page 42

22.
You state that approximately $35,513 of non-interest bearing advances were incurred in January, 2007 from “Officers or Shareholder or Company’s [sic] controlled by Officers and Shareholders.”  Please clarify and expand your discussion of these transactions, including the names of the related persons and the approximate dollar values of the amount involved in the transactions.  See Item 404(d)(1) of Regulation S-K.

Response

We have noted your comment and have clarified and expanded our disclosure to read the following:

In addition, there are approximately $39,326 of non-interest bearing advances that were incurred from January 1, 2007 from Officers or Shareholders or company's controlled by Officers and Shareholders.  These advances were provided for cash flow purposes for the Company to sustain its operations.  The breakdown of these advances is as follows:

George Metrakos, advanced $25,506
Marcel Côté advanced $9,915
Metatech Business Solutions Inc.*, $3,905

*Metratech Business Solutions Inc. is an entity controlled by George Metrakos and hence is considered as a Related Entity.

23.
You state that on October 1, 2007, you issued stock for services to compensate George Metrakos in the amount of 1,562,440 shares issued to Metratech Business Solutions Inc., an entity controlled by Mr. Metrakos.  Please disclose the approximate dollar value of the amount involved in the transaction.  Please tell us whether this transaction is included in the Summary Compensation Table on page 41.  See Item 402(n)(2) of Regulation S-K.

Response

We have noted your comment and have updated our disclosure to properly address this stock compensation issue:

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Nonequity incentive plan compensation ($)	Nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
George Metrakos	2008	$5,000	-	-	-	-	-	$4,375	$9,375
CEO, CFO, President &	2007	$17,140	-	156,244	-	-	-	$8,750	$182,134
Chairman	2006	$3,000	-	-	-	-	-	$7,250	$10,250

24.
In note 5 of the Financial Statements, you indicate that you are owed $1,900 from a company that an officer is also an officer of the related company.  Please clarify and expand your discussion of this transaction and disclose names of the related persons.  Please explain how this transaction is consistent with Section 13(k) of the Securities Exchange Act of 1934.  In this regard, please see the definition of “issuer” in Section 2 of the Sarbanes-Oxley Act of 2002.

Response

We have noted your comment and offer the following clarification:

Prior to December 31, 2008, funds from the Company were advanced to Teliphone Inc., a related company since George Metrakos, the Company’s President and CEO is also the President of Teliphone Inc., a majority-owned subsidiary of Teliphone Corp.  George Metrakos is only an administrator of Teliphone Corp and hence does not effectively control it.  The advance was considered as short term in nature and non-interest bearing and it was subsequently returned to the company prior to the next reporting period of March 31, 2009.  As a result, no additional disclosure was provided in the notes to the financial statements.  For the same reasons, the Company’s auditors felt that adequate disclosure in Note 5 was properly provided by the Company at the time.

Where You Can Find More Information, page 46.

25.
Please disclose whether you make your filings available through your Internet website.  If you do not have an Internet website, please state so.  Also, please disclose whether you will voluntarily provide electronic or paper copies of your filings free of charge upon request.  See Item 101(e)(4) of Regulation S-K.

Response

We have noted your comment and have updated the disclosure to read:

The Company does not make its filings available through its own internet website.  The Company will voluntarily provide free of charge an electronic copy of all SEC filings.  Persons interested in receiving electronic copies can do so by requesting the information from George Metrakos at 3456 Melrose Ave, Montreal, Quebec H4A 2S1 Canada.

Item 15. Recent Salels of Unregistered Securities, page 48

26.
Please explain the exemption from registration that you relied upon when you converted 2,578,000 shares of Metratech Retail Systems Inc. to 2,578,000 shares of GMS Capital Corp. in 2007 and the facts that made this exemption available.  Please explain to us whether this “conversion” is the same as the “reincorporation process that has recently begun” discussed in note one of your Financial Statements.

Response

We have noted your comment and confirm that this conversion is the same as the reincorporation process stated in Note 1 of our financial statements.

27.
Further, your disclosure regarding the October 1, 2007 issuance of restricted stock is unclear.  Please revise and state clearly which exemption from registration you are relying upon and why.  If you relied upon Rule 506 of the Securities Act, we are unable to locate a Form D with respect to this issuance.  Please advise.

Response

We have noted your comment and have updated our disclosure so as to clarify the exemption from registration utilized.  The disclosure now reads:

The offer and sale of all Shares of our common stock listed above were affected in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Regulation S promulgated under the Securities Act.  The Investor acknowledged the following: Subscriber is not a United States Person, nor is the Subscriber acquiring the Shares directly or indirectly for the account or benefit of a United States Person.  None of the funds used by the Subscriber to purchase the Units have been obtained from United States Persons. For purposes of this Agreement, “United States Person” within the meaning of U.S. tax laws, means a citizen or resident of the United States, any former U.S. citizen subject to Section 877 of the Internal Revenue Code, any corporation, or partnership organized or existing under the laws of the United States of America or any state, jurisdiction, territory or possession thereof and any estate or trust the income of which is subject to U.S. federal income tax irrespective of its source, and within the meaning of U.S. securities laws, as defined in Rule 902(o) of Regulation S, means:

(i) any natural person resident in the United States; (ii) any partnership or corporation organized or incorporated under the laws of the United States; (iii) any estate of which any executor or administrator is a U.S. person; (iv) any trust of which any trustee is a U.S. person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (viii) any partnership or corporation if organized under the laws of any foreign jurisdiction, and formed by a U.S. person principally for the purpose of investing in securities not registered under the Securities Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

Item 16. Exhibits and Financial Statement Schedules, page 48

28.
We note throughout your filing your reference to subsidiaries of the company.  If applicable, please include as an exhibit, a list of any subsidiaries you may consider separately, including names and jurisdiction of incorporation.

Response

We have noted your comment and have eliminated the reference to subsidiaries in the following sections:

Foreign Currency and Comprehensive Income

The Company’s functional currency is the Canadian dollar, whiles the Company reports its currency in the US dollar. The Company records these translation adjustments as accumulated other comprehensive income (loss).

Legal Proceedings

We are not a party to any pending material legal proceedings and are not aware of any threatened or contemplated proceeding by any governmental authority against the Company.

Legal Matters

We are not a party to any pending material legal proceedings and are not aware of any threatened or contemplated proceeding by any governmental authority against the Company

Signatures, page 50

29.
Please be sure that the signatures conform to the requirements of Form S-1.  We note that your signature as the registrant is not clearly delineated.  Please revise accordingly.  Similarly, please explain why you have included a power of attorney signed by George Metrakos, as it is unclear from the disclosure why this is included in your filing.

Response

We have noted your comment and have revised the signature page accordingly.  We have subsequently removed the reference to power of attorney.  The signature page now reads:

SIGNATURES

Pursuant to the requirements of Section 13 or 15(b) of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Quebec, Canada.

Dated: XXXXXX

GMS CAPITAL CORP.

/s/ George Metrakos
George Metrakos Chief Executive Officer and President

GMS CAPITAL CORP.

/s/ George Metrakos
George Metrakos Principal Financial and Accounting Officer

GMS CAPITAL CORP.

/s/ George Metrakos
George Metrakos
On behalf of the Board of Directors

Form 10-K for the Fiscal Year Ended December 31, 2008

Research and Development, page 20

30.
You state on page 20 and in note two to the Financial Statements that you annually incur costs on activities related to research and development of new products.  However, from your disclosure on page 4, under the heading, Research and Development, it appears that your research and development expenditures only occurred from 2000 to 2004.  Please reconcile these seemingly inconsistent statements.  Similarly, your risk factor disclosure on page 6 where you state that your ability to compete effectively is dependent in large part upon the maintenance and continued development of internally developed software, implies that you are currently researching and developing your products.  Please revise or advise accordingly.

Response

We have noted your comments and have reconciled our statements regarding Research and Development in order for them to be consistent.  The disclosure throughout the document, as well as revised 10Q/A and 10K/A is as follows:

The Company's Research and Development expenditures are directly related to its Professional Service expenditures as required for client maintenance and client-specific developments.  During 2008, the Company has spent $0 specifically on Research and Development outside of client-specific requirements, and likewise 0$ for the same period in 2007.

Also as Note 2 in the financial statements:

The Company occasionally incurs costs on activities that relate to research and development of new products. Research and development costs are expensed as incurred. Certain of these costs are reduced by government grants and investment tax credits where applicable.

Item 9A Controls and Procedures, page 23

31.
Tell us how you considered including a statement that your annual report does not include a report of your assessment regarding internal control over financial reporting or an attestation report of your registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.  Refer to Instruction 1 to paragraphs (a) and (b) of Item 308T of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 23

32.
You state that your Chief Executive Officer and Chief Financial Officer concluded that “[y]our disclosure controls and procedures as of December 31, 2008 were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  These effectiveness conclusions are stated in terms that are more limited in scope than the definition of “disclosure controls and procedures” as set forth in Exchange Act Rule 13a-15c.  In your response letter, please confirm, if true, that your officers evaluated and concluded that as of December 31, 2008, your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  In future filings, to the extent you include a definition of disclosure controls and procedures in your effectiveness conclusions, please include the entire definition as set forth in Exchange Act Rule 13a-15c.  This comment also pertains to your Forms 10-Q.

Response for comments 31 and 32

In response to your comments 31 and 32, we have updated this disclosure to properly reflect consistency between our risk factor 16 as well as to properly communicate the evaluation of our controls and procedures effectiveness:

Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require annual assessment of our internal control over financial reporting, and attestation of this assessment by our company's independent registered public accountants. The SEC extended the compliance dates for “non-accelerated filers,” as defined by the SEC. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We have not yet evaluated our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as will be required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC. We have never performed the system and process evaluation and testing required in an effort to comply with the management assessment and auditor certification requirements of Section 404, which will initially apply to us as of December 31, 2009. Our lack of familiarity with Section 404 may unduly divert management’s time and resources in executing the business plan. If, in the future, management identifies one or more material weaknesses, or our external auditors are unable to attest that our management’s report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

Form 10-Q for the Quarterly Period Ended June 30, 2009

33.
We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14a also includes the title of the certifying individual.  Please note that the language of the certifications required by Item 601(b)(31) of Regulations S-K must be provided exactly as stated therein.  In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual’s title.

Response

We have noted your comment and have updated the identification of certifying individuals without titles at the beginning of the certifications.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the fling; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos

George Metrakos
President & CEO
GMS Capital Corp.

Tel: 514-287-0103
e-mail: gmetrakos@managethepipe.com